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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 144

NOTICE OF PROPOSED SALE OF SECURITIES

PURSUANT TO RULE 144 UNDER THE SECURITIES ACT OF 1933

ATTENTION:	Transmit for filing 3 copies of this form concurrently with either placing an order with a broker to execute sale or executing a sale directly with a market maker.

1(a) NAME OF ISSUER (Please type or print) North American Palladium, Ltd.	(b) IRS IDENT. NO.	(c) S.E.C. FILE NO. 001-15142

1(d) ADDRESS OF ISSUER	STREET	CITY	STATE	ZIP CODE	(e) TELEPHONE NO.
					AREA CODE	NUMBER
130	Adelaide St., Suite 2116,	Toronto	Ontario, Canada	M5H 3P5	416	360-7590

2(a) NAME OF PERSON FOR WHOSE ACCOUNT THE SECURITIES ARE TO BE SOLD Kaiser-Francis Oil Co.	(b) RELATIONSHIP TO ISSUER Stockholder	(c) ADDRESS 6733	STREET S. Yale Ave.	CITY Tulsa	STATE OK	ZIP CODE 74136

INSTRUCTION: The person filing this notice should contact the issuer to obtain the I.R.S. Identification Number and the S.E.C. File Number.

3(a)	(b)	SEC USE ONLY	(c)	(d)	(e)	(f)	(g)
Title of the Class of Securities To Be Sold	Name and Address of Each Broker Through Whom the Securities are to be Offered or Each Market Maker who is Acquiring the Securities	Broker-Dealer File Number	Number of Shares or Other Units To Be Sold (See Instr. 3(c))	Aggregate Market Value (See Instr. 3(d))	Number of Shares or Other Units Outstanding (See Instr. 3(e))	Approximate Date of Sale (See Instr. 3(f)) (MO. DAY YR.)	Name of Each Securities Exchange (See Instr. 3(g))

Common Stock	Morgan Stanley Smith Barney 70 West Madison, 52nd Floor Chicago, IL 60602		5,000,000	31,700,000 as of 12/3/10	149,191,315	12/8/10	Amex

INSTRUCTIONS:
1.	(a)	Name of issuer
	(b)	Issuer’s I.R.S. Identification Number
	(c)	Issuer’s S.E.C. file number, if any
	(d) (e)	Issuer’s address, including zip code Issuer’s telephone number, including area code

2.	(a)	Name of person for whose account the securities are to be sold
	(b)	Such person’s relationship to the issuer (e.g., officer, director, 10% stockholder, or member of immediate family of any of the foregoing)
	(c)	Such person’s address, including zip code

3.	(a)	Title of the class of securities to be sold

(b)	Name and address of each broker through whom the securities are intended to be sold
(c)	Number of shares or other units to be sold (if debt securities, give the aggregate face amount)
(d)	Aggregate market value of the securities to be sold as of a specified date within 10 days prior to the filing of this notice
(e)

Number of shares or other units of the class outstanding, or if debt securities the face amount thereof outstanding, as shown by the most recent report or statement published by the issuer

Approximate date on which the securities are to be sold

(f)
(g)	Name of each securities exchange, if any, on which the securities are intended to be sold

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

TABLE I—SECURITIES TO BE SOLD

Furnish the following information with respect to the acquisition of the securities to be sold and with respect to the payment of all or any part of the purchase price or other consideration therefor:

Title of the Class	Date you Acquired	Nature of Acquisition Transaction	Name of Person from Whom Acquired (If gift, also give date donor acquired)	Amount of Securities Acquired	Date of Payment	Nature of Payment

Common Stock	12/31/2006	Conversion of Note held by Kaiser-Francis	Issuer	37,469	12/31/06	extinguishing of Issuer’s debt to Kaiser-Francis

Common Stock	6/1/2007	Payments by Issuer on Note held by Kaiser-Francis	Issuer	198,019	6/1/2007	extinguishing of Issuer’s debt to Kaiser-Francis

Common Stock	8/1/2007	Payments by Issuer on Note held by Kaiser-Francis	Issuer	421,357	8/1/2007	extinguishing of Issuer’s debt to Kaiser-Francis

Common Stock	10/1/2007	Payments by Issuer on Note held by Kaiser-Francis	Issuer	517,204	10/1/2007	extinguishing of Issuer’s debt to Kaiser-Francis

Common Stock	4/1/2007	Payments by Issuer on Note held by Kaiser-Francis	Issuer	293,669	4/1/2007	extinguishing of Issuer’s debt to Kaiser-Francis

Common Stock	5/21/1990	Purchased on open market	Unknown	2,000	5/21/1990	cash

Common Stock	10/13/2000	Conversion of Note held by Kaiser-Francis	Issuer	7,429	10/13/2000	extinguishing of Issuer’s debt to Kaiser-Francis

Common Stock	1/8/1990	Purchased on open market	Unknown	4,300	1/8/1990	cash

Common Stock	1/3/1990	Purchased on open market	Unknown	6,100	1/3/1990	cash

Common Stock(1)	7/25/1997	Payments by Issuer on Note held by Kaiser-Francis	Issuer	3,473,084	7/25/1997	extinguishing of Issuer’s debt to Kaiser-Francis

Common Stock	8/31/2006	Conversion of Note held by Kaiser-Francis	Issuer	39,369	8/31/06	extinguishing of Issuer’s debt to Kaiser-Francis

INSTRUCTIONS:	If the securities were purchased and full payment therefor was not made in cash at the time of purchase, explain in the table or in a note thereto the nature of the consideration given. If the consideration consisted of any note or other obligation, or if payment was made in installments describe the arrangement and state when the note or other obligation was discharged in full or the last installment paid.

TABLE II—SECURITIES SOLD DURING THE PAST 3 MONTHS

Furnish the following information as to all securities of the issuer sold during the past 3 months by the person for whose account the securities are to be sold.

Name and Address of Seller	Title of Securities Sold	Date of Sale	Amount of Securities Sold	Gross Proceeds

Kaiser-Francis Oil Company 6733 South Yale Ave. Tulsa, OK 74136	Common Stock	11-4-10	2,000,000	9,900,000

Kaiser-Francis Oil Company 6733 South Yale Ave. Tulsa, OK 74136	Common Stock	11-18-10	3,000,000	16,440,000

REMARKS:

(1)	Preferred stock was initially acquired but was converted to common stock 10/13/2000.

INSTRUCTIONS:

See the definition of “person” in paragraph (a) of Rule 144. Information is to be given not only as to the person for whose account the securities are to be sold but also as to all other persons included in that definition. In addition, information shall be given as to sales by all persons whose sales are required by paragraph (e) of Rule 144 to be aggregated with sales for the account of the person filing this notice.

ATTENTION:

The person for whose account the securities to which this notice relates are to be sold hereby represents by signing this notice that he does not know any material adverse information in regard to the current and prospective operations of the Issuer of the securities to be sold which has not been publicly disclosed. If such person has adopted a written trading plan or given trading instructions to satisfy Rule 10b5-1 under the Exchange Act, by signing the form and indicating the date that the plan was adopted or the instruction given, that person makes such representation as of the plan adoption or instruction date.

12/8/2010 DATE OF NOTICE	/S/ KEN KINNEAR (SIGNATURE)

DATE OF PLAN ADOPTION OR GIVING OF INSTRUCTION, IF RELYING ON RULE 10B5-1

The notice shall be signed by the person for whose account the securities are to be sold. At least one copy of the notice shall be manually signed.

Any copies not manually signed shall bear typed or printed signatures.

ATTENTION: Intentional misstatements or omission of facts constitute Federal Criminal Violations (See 18 U.S.C. 1001)